Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-288028-01

Supplementing the Preliminary Prospectus

Supplement dated September 3, 2025

(To Prospectus dated June 13, 2025)

$1,400,000,000

The Dow Chemical Company

$750,000,000 4.800% Notes due 2031

$650,000,000 5.650% Notes due 2036

Final Term Sheet

September 3, 2025

Issuer:	The Dow Chemical Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa2 (Negative) / BBB (Negative) / BBB (Stable)

Ranking:	Senior Unsecured

Offering Format:	SEC Registered

Trade Date:	September 3, 2025

Settlement Date (T+3):**	September 8, 2025

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-Managers:	Santander US Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc.

	4.800% Notes due 2031 (the “2031 Notes”)	5.650% Notes due 2036 (the “2036 Notes”)

Aggregate Principal Amount Offered:	$750,000,000	$650,000,000

Maturity Date:	January 15, 2031	March 15, 2036

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2026 (short first coupon)	March 15 and September 15, beginning March 15, 2026 (long first coupon)

Coupon (Interest Rate):	4.800%	5.650%

Price to Public (Issue Price):	99.810%	99.865%

Yield to Maturity:	4.842%	5.667%

Benchmark Treasury:	UST 3.625% due August 31, 2030	UST 4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	99-22 1⁄4; 3.692%	100-08+; 4.217%

Spread to Benchmark Treasury:	+115 bps	+145 bps

Make-Whole Call:

Prior to December 15, 2030 (one month prior to the maturity date of the 2031 Notes) (the “2031 Notes Par Call Date”), we may redeem the 2031 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, and

Prior to December 15, 2035 (three months prior to the maturity date of the 2036 Notes) (the “2036 Notes Par Call Date”), we may redeem the 2036 Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on the 2036 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to the redemption date, and

	(2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	(2) 100% of the principal amount of the 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On and after December 15, 2030 (one month prior to the maturity date of the 2031 Notes), we may redeem the 2031 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On and after December 15, 2035 (three months prior to the maturity date of the 2036 Notes), we may redeem the 2036 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP:	260543 DN0	260543 DP5

ISIN:	US260543DN04	US260543DP51

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about September 8, 2025, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or SMBC Nikko Securities America, Inc. at 1-888-868-6856.